Exhibit 99.1

Mackenzie Valley Review Board Approves All Season Road for Prairie Creek Mine

CZN-TSX
CZICF-OTCQB

VANCOUVER, Sept. 12, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to announce that the Mackenzie Valley Environmental Impact Review Board has recommended approval of the proposed All Season Road for the Company's Prairie Creek Mine, in the Northwest Territories.

The Mackenzie Valley Environmental Impact Review Board ("Review Board") issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc's Prairie Creek All Season Road Project for the Prairie Creek Mine (the "EA Report") on September 12, 2017 and submitted the Report to the Honourable Carolyn Bennett, Federal Minister of Crown-Indigenous Relations and Northern Affairs.

The Review Board recommends the approval of the Prairie Creek All Season Road be made subject to implementation of the measures described in the Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

"We are pleased that the Review Board has concluded that the All Season Road may proceed to the regulatory phase for approvals," said Alan Taylor, Chief Operating Officer of Canadian Zinc. "The Review Board has recommended a series of measures and made suggestions, intended to reduce or avoid identified impacts and mitigate any significant adverse impact on the environment. Canadian Zinc is confident that the measures prescribed by the Review Board, many of which build on Canadian Zinc's commitments made during the EA, can be satisfactorily addressed."

"The enthusiastic support for the Project voiced by the leaders and members of Nahanni Butte Dene Band, the nearest potentially affected community, based on expected socio-economic benefits, was recognized by the Review Board in considering its decision."

"We acknowledge the work of the Review Board staff and various government departments and agencies throughout the lengthy EA process, including Parks Canada as part of the road runs through Nahanni National Park Reserve, and we appreciate their cooperation in addressing and resolving many issues," concluded Mr. Taylor.

"This is an important milestone for the Prairie Creek project and Canadian Zinc Corporation," stated John F. Kearney, Chairman and Chief Executive of Canadian Zinc Corporation. "Having successfully completed the environmental assessment and secured the recommendation of the Review Board that development of the All Season Road be approved, we will now proceed to quickly finalize the Definitive Feasibility Study and pursue financing for the construction and development of the Prairie Creek Mine," added Mr. Kearney.

The full text of the Report of Environmental Assessment and Reasons for Decision, together with all proceedings, transcripts, technical reports and detailed information on the environmental assessment of the Prairie Creek Mine All Season Road EA1415-01[2014] are available on the website registry of the Review Board at http://reviewboard.ca/registry/project.php?project_id=680, under the file of Canadian Zinc Corporation.

Environmental Assessment Background

Over the past eight years Canadian Zinc has successfully completed numerous environmental assessments related to exploration and development of the Prairie Creek Mine. Canadian Zinc has obtained all the significant regulatory permits and social licences required to complete construction and development and undertake mining and milling at Prairie Creek, including construction and use of a winter access road to the mine site.

In April 2014, the Company applied to the Mackenzie Valley Land and Water Board and to Parks Canada for Land Use Permits to permit the upgrade of the currently permitted winter access road to all season use. The application was referred to environmental assessment by the MVRB, which is responsible under the Mackenzie Valley Resource Management Act for carrying out the environmental assessment and review process in the Northwest Territories.

Throughout the four-year review, representatives of various parties, including government departments and agencies, local aboriginal organizations and communities and members of the public, actively participated in the environmental assessment process.

During the public hearings, the responsible development of the Prairie Creek Mine received broad support from the Nahanni Butte Dene Band and from the communities of the Deh Cho First Nations, recognizing that employment and business opportunities and expected socio-economic benefits are important to the Deh Cho, while at the same time, ensuring that cultural heritage is protected.

Canadian Zinc is currently in the process of negotiating a Supplemental IBA Agreement with Nahanni Butte Dene Band which will include co-management and community monitoring of the All Season Road.

In the Company's Closing Statement filed with the Review Board on June 5, 2017, Canadian Zinc made numerous commitments addressing environmental protection, road design, maintenance and safety. Canadian Zinc made commitments and/or undertakings to address specific issues about terrain, soils, vegetation, fish and wildlife habitat, permafrost and karst topography unique to the area along the route of the All Season Road, as well as undertakings to incorporate traditional knowledge and preserve and respect cultural heritage.

In its Report, the Review Board has prescribed measures, many of which build on Canadian Zinc's commitments made during the EA, intended to mitigate the significant adverse impacts on the environment, improve monitoring and managing the potential impacts and which will also address any public concern related to these impacts.

The Review Board has recommended the creation of an Independent Technical Review Panel, to ensure that the road is designed to a standard that is highly protective of people and the environment.  Some of the Review Board measures also include requirements that Canadian Zinc negotiate with traditional knowledge holders from Nahanni Butte Dene Band and other First Nations about ways to avoid impacts on heritage resources and to conduct systematic wildlife monitoring and adaptive management using traditional knowledge.

With these and other measures to reduce or avoid identified impacts, the Review Board concluded that the Project will be improved and meaningful actions will mitigate the significant impacts that would otherwise occur.

Canadian Zinc is confident that the measures prescribed by the Review Board can be satisfactorily addressed.

All Season Road Permitting Process Going Forward

The EA Report has been forwarded to the Federal Minister of Crown-Indigenous Relations and Northern Affairs, with a recommendation that the development be approved, subject to the measures described in the Report and Canadian Zinc looks forward to Ministerial approval.

The Review Board has concluded that an environmental impact review of this proposed development is not necessary and that the proposed All Season Road project should proceed to the regulatory phase.

The regulatory phase, conducted by the Mackenzie Valley Land and Water Board with input from territorial and federal agencies, will be the next permitting stage in which the road permit is issued by the Water Board and Canadian Zinc looks forward to timely completion of the permitting process. This permit may include the recommended measures included in the EA Report.

Development of the All Season Road will enable the transportation of concentrates, outbound, and supplies, inbound, spread throughout the year. The road will also have the potential to reduce energy costs and enable the use of more environmentally friendly alternative energy sources, as local gas fields in the Northwest Territories would be a source of LNG which has the potential to reduce reliance on diesel fuel, and thereby further reduce environmental impacts.

The All Season Road will also have environmental and safety benefits as with the trucking spread out over the year, there would be less traffic volume and avoiding possible congestion in winter, which will lower the risk of accidents or spills. The road could also provide the opportunity to promote tourism in the area and thus create additional, long-term economic benefits for the region.

The Prairie Creek Mine

The Prairie Creek Mine contains a NI 43-101 Proven and Probable Reserve of 7.6 million tonnes grading 8.9% Zn; 8.3% Pb and 128 g/t Ag, which ranks Prairie Creek amongst the highest grade base metal deposits in the world. These reserves are based upon a Measured and Indicated resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, together with an Inferred resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag.

The Prairie Creek Mine already has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre-long gravel airstrip.

In 2016, the Company completed a Preliminary Feasibility Study ("2016 PFS") (Technical Report filed on SEDAR September 30, 2016) which indicates average annual production of 60,000 tonnes of zinc concentrate and 55,000 tonnes of lead concentrate containing a total of 86 million pounds of zinc, 82 million pounds of lead and 1.7 million ounces of silver in both zinc and lead concentrates.

The 2016 PFS indicates average annual EBITDA of $64 million per year and cumulative EBITDA of $1.0 billion over an initial mine life of 17 years, using metal price forecasts of US$1.00 per pound for both zinc and lead and US$19.00 per ounce for silver. Pre-production capital costs, including provision for a new all season road, were estimated at $244 million, including contingency, with payback of five years.

Canadian Zinc is currently completing a Definitive Feasibility Study ("DFS"), which is being carried out by AMC Mining Consultants (Canada) Ltd. and Ausenco Engineering Canada Inc. to facilitate the raising of project debt financing for the Prairie Creek Project. It is expected that the DFS will be completed in the third quarter of 2017.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories.

The Company also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), has prepared, supervised the preparation of or reviewed, the parts of this News Release that are of a scientific or technical nature.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362-6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 16:10e 12-SEP-17